UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)

Pactera Technology International Ltd. (f/k/a HiSoft Technology International Limited)
(Name of Issuer)

American Depositary Shares*
(Title of Class of Securities)

695255109**
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The American Depositary Shares each represent nineteen common shares, and such common shares have a par value $0.0001 per share.
** This CUSIP number applies to the American Depositary Receipts, which evidence the American Depositary Shares.

CUSIP No	695255109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Emerging Sovereign Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,092,422*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,092,422*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,422*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.41%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*  The number of shares being reported on this Schedule 13G/A1 represent Emerging Sovereign Group LLC's beneficial ownership of ADRs, each representing nineteen common shares, and such common shares have a par value $0.0001 per share.

CUSIP No	695255109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

J. Kevin Kenny, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,092,422*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,092,422*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,422*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.41%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*  The number of shares being reported on this Schedule 13G/A1 represent J. Kevin Kenny, Jr.'s beneficial ownership of ADRs, each representing nineteen common shares, and such common shares have a par value $0.0001 per share.

CUSIP No	695255109

Item 1.	(a).	Name of Issuer:

Pactera Technology International Ltd.

(b).	Address of issuer's principal executive offices:

3/F, Building 8, Zhongguancun Software Park Haidian District, Beijing 100193 People's Republic of China

Item 2.	(a)-(c).	Name of person filing, principal business address and citizenship:

Emerging Sovereign Group LLC
520 Madison Avenue, 41st Floor
New York, New York 10022
Delaware Limited Liability Company

J. Kevin Kenny, Jr.
520 Madison Avenue, 41st Floor
New York, New York 10022
United States of America

(d).	Title of class of securities:

The number of shares being reported on this Schedule 13G/A1 represent Emerging Sovereign Group LLC's and J. Kevin Kenny, Jr.'s beneficial ownership of 3,092,422 ADRs that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.  Each ADR represents nineteen common shares, and such common shares have a par value $0.0001 per share.

(e).	CUSIP No.:

695255109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Emerging Sovereign Group LLC: 3,092,422* J. Kevin Kenny, Jr.: 3,092,422*

(b)	Percent of class:

Emerging Sovereign Group LLC: 3.41%** J. Kevin Kenny, Jr.: 3.41%**

(c)	Number of shares as to which the person has:

* The number of shares being reported on this Schedule 13G/A1 represent Emerging Sovereign Group LLC's and J. Kevin Kenny, Jr.'s beneficial ownership of ADRs, each representing nineteen common shares, and such common shares have a par value of $0.0001 per share.

** This percentage represents the percentage of common shares owned by Emerging Sovereign Group LLc and J. Kevin Kenny, Jr. through their ownership of ADRs.

(i)	Sole power to vote or to direct the vote
Emerging Sovereign Group LLC: 0 J. Kevin Kenny, Jr.: 0
(ii)	Shared power to vote or to direct the vote
Emerging Sovereign Group LLC: 3,092,422 J. Kevin Kenny, Jr.: 3,092,422
(iii)	Sole power to dispose or to direct the disposition of
Emerging Sovereign Group LLC: 0 J. Kevin Kenny, Jr.: 0
(iv)	Shared power to dispose or to direct the disposition of
Emerging Sovereign Group LLC: 3,092,422 J. Kevin Kenny, Jr.: 3,092,422

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the common course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013
(Date)

/s/ Emerging Sovereign Group LLC*
(Signature)

By: /s/ J. Kevin Kenny, Jr.
(Signature)
J. Kevin Kenny, Jr./Authorized Signatory
(Name/Title)

By: /s/ J. Kevin Kenny, Jr.*
(Signature)
J. Kevin Kenny, Jr./Authorized Signatory
(Name/Title)

*The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G, Amendment 1, dated February 12, 2013 relating to ADRs of Pactera Technology International Limited shall be filed on behalf of the undersigned.

/s/ Emerging Sovereign Group LLC
(Signature)

By: /s/ J. Kevin Kenny, Jr.
(Signature)
J. Kevin Kenny, Jr./Authorized Signatory
(Name/Title)

By: /s/ J. Kevin Kenny, Jr.
(Signature)
J. Kevin Kenny, Jr./Authorized Signatory
(Name/Title)

SK 03999 0010 1355758